NEW YORK HEALTH CARE, INC.
1850 McDonald Avenue
Brooklyn, New York 11223
212-679-7778

May 3, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Re:    Form 8-K/A Event Date April 24, 2006

Ladies and Gentlemen:

In response to the Staff’s May 1, 2006 comment letter, New York Health Care, Inc. (“NYHC”) is filing herewith a From 8-K/A.

Additionally, NYHC acknowledges:

1.	NYHC is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A.

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K/A.

3.	NYHC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/  Dennis O’Donnell

Dennis O’Donnell
Chief Executive Officer